

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

March 7, 2017

Lorie L. Tekorius
Chief Financial Officer
The Greenbrier Companies, Inc.
One Centerpointe Drive, Suite 200
Lake Oswego, Oregon 97035

     Re: The Greenbrier Companies, Inc.
             Form 10-K for the Fiscal Year Ended August 31, 2016
             Filed October 25, 2016
             File No. 001-13416

Dear Ms. Tekorius:

     We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                Sincerely,

                                /s/ Melissa Raminpour

                                Melissa Raminpour
                                Branch Chief
                                Office of Transportation and Leisure